

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

via facsimile and U.S. mail
Mr. Chris Robbins
Anglo Swiss Resources, Inc.
309 - 837 West Hastings Street, Suite 1904
Vancouver, British Columbia
Canada, V6C 3N6

March 7, 2007

Re: **Anglo Swiss Resources, Inc.**
        Form 20-F for Fiscal Year Ended December 31, 2005
        Response Letter Dated February 12, 2007
        File No. 0-08797

Dear. Mr. Robbins:

        We have completed our review of Anglo Swiss Resources, Inc.'s 2005 Form 20-F and do not, at this time, have any further comments.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief